UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-15669

GENTIVA HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

3350 Riverwood Parkway, Suite 1400 Atlanta, Georgia 30339-3314 (770) 951-6450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $.10 par value: 1*

*On February 2, 2015, Kindred Healthcare Development 2, Inc., (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Kindred Healthcare, Inc. (“Kindred”), a Delaware corporation, merged with and into Gentiva Health Services, Inc. (“Gentiva”) pursuant to the terms of the Agreement and Plan of Merger dated October 9, 2014 among Kindred, Merger Sub and Gentiva, with Gentiva as the surviving entity. As a result of the merger, Gentiva became a wholly-owned subsidiary of Kindred.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gentiva has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 12, 2015	By:	/s/ Joseph L. Landenwich
		Name:	Joseph L. Landenwich
		Title:	Co-General Counsel and Corporate Secretary